StockerYale, Inc.
32 Hampshire Road
Salem, NH 03079

April 8, 2004

VIA Edgar Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

RE: StockerYale, Inc.
Withdrawal of Registration Statement on Form S-4 (File No. 333-114156)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Act"), StockerYale, Inc. hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of StockerYale's Registration Statement on Form S-3 (File No. 333-114156), as amended, and all exhibits thereto (the "Registration Statement'). The Registration Statement was a duplicate copy of another registration statement that was filed inadvertently and StockerYale has no plans to use this Registration Statement.

StockerYale respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to StockerYale's account for future use.

Sincerely,

/s/ Francis J. O'Brien
Francis J. O'Brien
Executive Vice President and Chief Financial Officer